EXHIBIT 99.1

Quantum Biopharma Announces the Success of unbuzzd™ Clinical Trial

Trial Confirms unbuzzd™ Dramatically Accelerates Alcohol Metabolism, Speeds the Reduction of Blood Alcohol Concentration, and Reduces Symptoms of Intoxication, Impairment and Hangover

TORONTO, Feb. 04, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announced that it has completed a double-blind, randomized, placebo-controlled crossover design clinical trial (NCT06505239) of its dietary supplement product unbuzzd™, investigating its effects on alcohol intoxication and alcohol metabolism.

Results of data analysis show definitively that unbuzzd™ accelerated the rate at which Blood Alcohol Concentration (“BAC”) was reduced in study subjects, while simultaneously reducing the symptoms of intoxication and hangover. All these results were statistically significant compared to placebo. Study participants were both male and female and between the ages of 21 and 43, with weights ranging from 119 to 232 pounds.

The positive effects of unbuzzd™ were rapidly apparent, occurring within 30 minutes after consumption of the dissolved powder. unbuzzd™ was well-tolerated and safe, with no reported product-related adverse effects.

Key findings from the clinical trial include:

  Accelerated Alcohol Metabolism: unbuzzd™ dramatically and rapidly reduced blood alcohol concentration in study participants. The rate at which BAC was lowered was, on average for most participants, more than 40 percent faster within 30 minutes of consuming unbuzzd™ compared to control subjects. This faster reduction of BAC after consuming unbuzzd™ was both statistically significant compared to placebo and was observed at each subsequent measurement of BAC over a four-hour period.
  Rapid Improvements in Alertness: Study participants reported statistically significant improvement in alertness as soon as 30 minutes after consuming unbuzzd™. Participants felt more alert and made fewer cognitive errors within 30 minutes of consuming unbuzzd™, significantly outperforming placebo results.
  Rapid Improvements in Physiologic Changes due to Intoxication: unbuzzd™ lessened the elevation in heart rate and the drop in blood pressure that often accompanies alcohol intoxication, stabilizing both. This result was statistically significant.
  Reduced Perceived Impairment and Mental Fatigue: unbuzzd™ helped alleviate perceived impairment and mental fatigue caused by alcohol intoxication.
  Hangover Relief: Participants in this study noted a statistically significant reduction in hangover symptoms. This included reduced cognitive and physical impairment, and reduced headache compared to placebo results, at both four hours (67 percent reduction in headache severity) and eight hours after consuming unbuzzd™.
  No Side Effects: unbuzzd™ was well-tolerated by all study participants, with no reported adverse side effects.

unbuzzd™ is a proprietary blend of vitamins and supplements developed by a world-class team of scientists at biopharmaceutical company Quantum BioPharma. This double-blind, placebo-controlled crossover study shows, with statistical significance, that unbuzzd™ accelerates the metabolism of alcohol and speeds the lowering of blood alcohol concentration. Concurrently, study participants rapidly restored their mental alertness, reduced their perceived impairment and fatigue, and avoided the worst effects of a hangover.

“We are thrilled to see such significant and meaningful outcomes in this clinical study. This study confirms the exceptional overall performance of unbuzzd™ to help reduce the acute effects of alcohol intoxication,” said Dr. Andrzej Chruscinski, Vice President of Clinical and Scientific Affairs at Quantum Biopharma. “We are also pleased to see that there were no product-related side effects or safety concerns in this clinical study.”

Zeeshan Saeed, CEO of Quantum BioPharma added, “This clinical trial shows that unbuzzd™ is an important addition to the safe and responsible consumption of alcohol. Consumers now have the benefit of knowing that unbuzzd™ can reduce alcohol intoxication, speed the reduction of blood alcohol concentration, restore mental alertness and well-being, and help them avoid the worst symptoms of a hangover.”

The formula for unbuzzd™ is licensed to Celly Nutrition Corp. and is currently available at https://unbuzzd.com. unbuzzd™ is a registered trademark of Celly Nutrition Corp.

Individual results may vary. unbuzzd™ is a dietary supplement. Consuming unbuzzd™ after alcohol ingestion does not permit you to operate a vehicle. Drink responsibly. DO NOT DRINK AND DRIVE.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
QNTM@mzgroup.us
www.mzgroup.us